Contact

www.linkedin.com/in/ryanholdeman
(LinkedIn)

Top Skills

Social Media Marketing
Nonprofits
Leadership

Certifications

Integrity Based Leadership [CNC]

Ryan Holdeman

Creator | Strategy | Finance | Sales
Denver

Summary

With the spirit of an entrepreneur, a passion for scaleable technologies, and the heart of a teacher, I've found myself in many opportunities to help organizations that mentor others to grow and to thrive.

I love personal growth, creativity, clever business models, strategy, marketing, and naively big ideas. I want to be a part of big bold ideas supported by creativity and innovative business models.

Opportunities to support using those passions in relationship enrichment, addiction recovery, financial services, spiritual growth, discovering personal callings, mental health, and leadership development spaces have popped up throughout my career. I've found that I love grabbing ahold of a problem and grinding away to solve it to create breakthroughs.

It's a big amazing world out there. Don't be afraid to try things. Maintain a beginners perspective and a growth mindset. Relationships are key to our personal journeys and our opportunities to learn. It's a worthwhile endeavor to scale fruitful relationships.

Let's help mentors get more mentees, more tools, more knowledge, and more fuel so they have more opportunities to thrive in their work and to help others thrive.

Experience

Crownhunt

COO
February 2022 - Present (6 months)
Denver, Colorado, United States

Gloo

10 years 9 months

Director Of Sales And Business Development
March 2021 - March 2022 (1 year 1 month)
Boulder, CO

I lead a team that works with partners to identify products to bring to market and takes them through an education process, Jobs to be Done research, Problem-market, and Solution-market stage gates. In short, we help them validate more effectively determine what products to bring to market that will succeed.

Head of City Strategy
October 2019 - March 2021 (1 year 6 months)
Boulder, CO

Gloo is a digital platform designed for people and organizations who mentor others in their community by championing their personal growth in relationship spirit and wellness.

Under their own brand, these “Champions" use the platform to find and market to potential new customers, activate them toward a growth journey, measure their progress, and scale. They can publish original content, curate other content, and unleash the power of social sharing. Users engage with Champions, grow with friends and discover other relevant content during the most critical time of their growth process…the gap between live interactions.

The Gloo platform blends the best technology tools in customer relationship (CRM), content publishing (CMS), learning (LMS) and social marketing to create a scalable growth platform that enables co-creation and collaboration.

Gloo’s vision is millions of Champions leveraging a common platform transforming peoples’ stories worldwide.

Director of Future Partner Products & Applications
February 2019 - October 2019 (9 months)

Director Deployment
February 2016 - February 2019 (3 years 1 month)
Boulder, Colorado, United States

Head of Partnerships: Addiction and Recovery
May 2013 - February 2016 (2 years 10 months)
Boulder, Colorado, United States

Marketing Consultant
July 2011 - May 2013 (1 year 11 months)

Yabeezy Investments, LLC
Co-owner
January 2006 - May 2013 (7 years 5 months)
Boulder, CO

Acquire and manage real estate investment properties

AFRCN APPRL
Co-founder
November 2009 - December 2012 (3 years 2 months)
Boulder, CO

Import and screen print African made cotton t-shirts. Our desire is to support the struggling farming and manufacturing industries in and around the Malawi area.

Vivint
Sales Consultant
March 2011 - June 2011 (4 months)
Round Rock, TX

Joined sales team for peak seasonal months selling home automation technology

Mason Leadership Camps
Co-Director and Counselor
June 2005 - April 2011 (5 years 11 months)
Boulder, CO

Plan and execute an annual conference for high school students around the country. Promote self awareness, group awareness, and community awareness as keys to leadership. Encourage students to look at their passions and the needs of their communities and then coach the students to create action steps to take on a community problem.

Tango Grocers, llc
Project Manager
October 2007 - November 2010 (3 years 2 months)
Boulder, CO

Recreated a store from the ground up including brand, product mix, store policies and procedures, staff team creation, etc. Increased revenue 60% from 2008 to 2009.

Apple Retail
Sales Representative
August 2007 - October 2007 (3 months)
Broomfield, CO

Dalbey Education Institute
Sales Representative
May 2007 - October 2007 (6 months)
Westminster, CO

Sold mentorship programs to aspiring entrepreneurs via cold calls

Education

University of Colorado Boulder
BA, Psychology · (2001 - 2005)

Nebraska Wesleyan University
Business Administration, Management and Operations · (2002 - 2003)